UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 25, 2024

GLOBAL STAR ACQUISITION INC.

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

001-41506	86-2508938
(Commission File Number)	(IRS Employer Identification No.)

1641 International Drive Unit 208

McLean, VA

22102

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code 703-790-0717

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one share of Class A Common Stock, one Redeemable Warrant, and one Right	GLSTU	The Nasdaq Stock Market LLC
Class A Common Stock, $0.0001 par value per share	GLST	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	GLSTW	The Nasdaq Stock Market LLC
Rights, exchangeable into one-tenth of one share of Class A common Stock	GLSTR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

As previously disclosed on a Form 8-K filed with the SEC on June 22, 2023, on June 15, 2023, Global Star Acquisition Inc. (the “Company”) and K Enter Holdings Inc., a Delaware corporation (the “K Enter”) executed of a definitive Merger Agreement (as amended by that certain First Amendment, the “Business Combination Agreement”).

On June 28, 2024, the Company entered into a Second Amendment to the Business Combination Agreement (the “Second BCA Amendment”), by and among K Enter, K Wave Media Ltd., a Cayman Islands exempted company (the “K Wave Media Ltd.”), and GLST Merger Sub Inc., a Delaware corporation (the “GLST Merger Sub Inc.”) to extend the outside date by which the parties’ must consummate the business combination.

On July 25, 2024, the Company entered into a Third Amendment to the Business Combination Agreement (the “Third BCA Amendment”), by and among K Enter, K Wave Media Ltd., and GLST Merger Sub Inc. to amend the conditions to the parties’ obligations to consummate the business combination.

Effect of the Second BCA Amendment

Other than the extension of the date to December 22, 2024, by which we must consummate a business combination, all of the terms, covenants, agreements, and conditions of the BCA remain in full force and effect in accordance with its original terms.

A copy of the Second BCA Amendment is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the Second BCA Amendment is qualified in its entirety by reference thereto.

Effect of the Third BCA Amendment

Other than the amendment to the condition to the obligations of the parties whereby K Enter must complete its acquisition of the controlling equity interests of (1) Play Company Co. Ltd., (2) Solaire Partners LLC, (3) Apeitda Co., Ltd., (4) The LAMP Co., Ltd., (5) Bidangil Pictures Co., Ltd., and (6) Studio Anseilen Co., Ltd., all of the terms, covenants, agreements, and conditions of the BCA remain in full force and effect in accordance with its original terms.

A copy of the Third BCA Amendment is filed with this Current Report on Form 8-K as Exhibit 2.2 and is incorporated herein by reference, and the foregoing description of the Third BCA Amendment is qualified in its entirety by reference thereto.

Item 9.01.	Financial Statements and Exhibits.

Exhibit No.	Description
2.1	Second Amendment to Business Combination Agreement, dated as of June 28, 2024, by and among the Company, K Enter, K Wave Media Ltd., and GLST Merger Sub Inc.
2.2	Third Amendment to Business Combination Agreement, dated as of July 25, 2024, by and among the Company, K Enter, K Wave Media Ltd., and GLST Merger Sub Inc.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Global Star Acquisition Inc.

Date: July 31, 2024	By:	/s/ Anthony Ang
Anthony Ang
Chief Executive Officer

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